WESTERN-SOUTHERN LIFE ASSURANCE COMPANY


                                   ENDORSEMENT

The "Allocation of Purchase Payments" provision set forth in your Contract is hereby amended in its entirety to read as follows:



         ALLOCATION OF PURCHASE PAYMENTS
         ----------------------------------------------------------------------

         You elect to have purchase payments allocated to one or more Sub-Accounts of the Variable Account. Each allocation must be in whole percentages. The sum of the allocation percentages must equal 100%.

         The allocation of the initial purchase payment is set forth on page 3. Additional purchase payments will be allocated in the same manner as your initial purchase payment unless you request a change to your allocation percentages. All purchase payments received after a change in allocation will be invested in the same manner as your most recent allocation unless you request another change to your allocation percentages. Any change to your allocation percentages must be in writing unless telephone access authorization has been received and approved by the Company.


The "Transfers" provision set forth in your Contract is hereby amended in its entirety to read as follows:

         TRANSFERS
         ----------------------------------------------------------------------

         You may transfer all or a portion of the Contract Value among the Sub-Accounts. A transfer request must be in writing unless telephone transfer authorization has been received and approved by the Company. Transfers must be in amounts not less than $250 and may be made among Sub-Accounts once every thirty days.

         When transferring Contract Value to more than one Sub-Account, not less than 1% of the total amount being transferred can be directed to each such Sub-Account.

         We may at any time revoke or modify the transfer provisions. Any change will be confirmed in writing to you.


The following "Dollar Cost Averaging" provision is hereby added to your
Contract:

         DOLLAR COST AVERAGING
         ----------------------------------------------------------------------

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         You may request in writing, at any time prior to the Income Date, that the Company automatically transfer specified dollar amounts, earnings or specified percentages from the Standby Income Sub-Account to other Sub-Accounts on the monthly or quarterly anniversary of the Contract Date. You must select this automatic transfer, known as "Dollar Cost Averaging," for a period of at least 12 months. The minimum Dollar Cost Averaging transfer is $200, with a minimum allocation per Sub-Account of 1% of the total amount transferred. Dollar Cost Averaging is available only if the Contract Value is at least $10,000. Dollar Cost Averaging will terminate when any of the following occurs: (1) the number of designated transfers has been completed; (2) the portion of the Contract Value in the Standby Income Sub-Account is insufficient to complete the next scheduled transfer; (3) the Contract Owner requests termination; or (4) the Contract is terminated. A request to terminate Dollar Cost Averaging must be in writing unless telephone access authorization has been received and approved by the Company. There is no charge at this time for Dollar Cost Averaging, but the Company reserves the right to charge a fee for this service. The Company also reserves the right to terminate Dollar Cost Averaging, on a prospective basis, upon 30 days' written notice to you. Such termination would not affect Dollar Cost Averaging programs already in place.







9912-5571 WSA END